


SembCorp Industries


06013497

Co Regn No: 199802418D

Rule 12g3-2(b) File No. 825109

8 May 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL


SEC MAIL
PROCESSING
RECEIVED
MAY 1 1 2006
WASH. D.C.
160
SECTION

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Kwong Sook May
Company Secretary

PROCESSED
MAY 17 2006
THOMSON
FINANCIAL

Enc

C:jesstan/MasnetAnn/SECltr

SembCorp Industries Ltd 30 Hill Street #05-04 Singapore 179360
Tel: (65) 6723 3113 Fax: (65) 6822 3254 Website: http://www.sembcorp.com.sg


PEOPLE DEVELOPER

SEMBCORP INDUSTRIES LTD
(Incorporated in the Republic of Singapore)
Company Registration No. 199802418D

ANNOUNCEMENT

PROPOSED SCI CAPITAL REDUCTION

1. INTRODUCTION

1.1 **The Proposed SCI Capital Reduction.** The Board of Directors of the Company wishes to announce a proposed capital reduction exercise (the "**SCI Capital Reduction**") pursuant to Section 78G of the Companies Act, Chapter 50 of Singapore (the "**Companies Act**"), to effect a cash distribution (the "**Cash Distribution**") by the Company to Shareholders of S$0.15 for each ordinary share in the capital of the Company (each, a "**Share**") held as at a books closure date to be determined by the Directors of the Company (the "**Books Closure Date**").

1.2 The SCI Capital Reduction will involve reducing the share capital of the Company by the sum of up to S$270 million and such reduction will be effected by returning to shareholders of the Company S$0.15 in cash for each Share held by or on their behalf as at the Books Closure Date pursuant to the SCI Capital Reduction.

The SCI Capital Reduction will not result in a cancellation of Shares, or change in the number of Shares, held by Shareholders immediately after the SCI Capital Reduction.

Based on the issued share capital of the Company of approximately S$766 million comprising approximately 1,757 million Shares as at May 5, 2006 (the "**Latest Practicable Date**", being the latest practicable date prior to the date of this Announcement), an aggregate amount of approximately S$264 million will be returned to the shareholders pursuant to the SCI Capital Reduction.

1.3 **Options and Awards**. The Company has granted share options (the "**Options**") under the SembCorp Industries Executives' Share Option Scheme and the SembCorp Industries Share Option Plan which are exercisable into Shares. The Company has also granted awards (the "**Share Awards**") under the SembCorp Industries Restricted Stock Plan and the SembCorp Industries Performance Share Plan pursuant to which the Company may, subject to performance targets and/or conditions being fulfilled, deliver Shares, free of payment, to the holders of such Share Awards, either in the form of new Shares or existing Shares, upon the vesting of the Share Awards, or pay cash, rather than deliver Shares.

The actual amount of the aggregate Cash Distribution to be paid pursuant to the SCI Capital Reduction will be based on the issued share capital of the Company as at the Books Closure Date, taking into account the issue of new Shares arising from the exercise of any Options and any vesting of Share Awards described above on or before the Books Closure Date.

1.4 **Funds for the SCI Capital Reduction.** Based on the issued share capital of the Company as at **Latest Practicable Date**, the amount of approximately S$264 million to be distributed to shareholders of the Company pursuant to the SCI Capital Reduction will be funded from the proceeds received by the Company from the recently completed sale by the Company of its entire 60.01 per cent. stake in SembCorp Logistics Limited to Toll (Asia) Pte. Ltd., a wholly-owned subsidiary of Toll Holdings Limited.

The Directors of the Company are of the opinion that the Cash Distribution of approximately S$264 million to be returned to the shareholders pursuant to the SCI Capital Reduction is in excess of the needs of SCI and its subsidiaries (the "**Group**") and that the financial resources available to the Group and the Company's share capital base following the SCI Capital Reduction will be sufficient for the foreseeable near-term operating and investment needs of the Group.

1.5 **Illustration.** The following illustrates the position of a Shareholder who holds 1,000 Shares as at the Books Closure Date:

	Shareholder with 1,000 Shares
Position pre-SCI Capital Reduction	
Shares currently held	1,000
Position post-SCI Capital Reduction	
Cash Distribution received (S$)	150
Shares held post-SCI Capital Reduction	1,000

In summary, Shareholders will receive a Cash Distribution of S$150 for every 1,000 Shares held as at the Books Closure Date, while maintaining the same proportionate shareholding in the Company.

2. RATIONALE FOR THE SCI CAPITAL REDUCTION

The Company is proposing the SCI Capital Reduction for the following reasons:

(a) ***Returning Surplus Capital to Shareholders***

The Company has determined that, taking account of the reserves available to the Company in the form of cash and investible funds and the ongoing cash flow generated by its operating business, the current level of capital held by the Company is surplus to its requirements. In determining the level of capital to be returned to shareholders, the Company has ensured that it retains sufficient reserves to support its existing business and to allow flexibility to pursue appropriate business opportunities, should such opportunities arise in the future.

The Company's financial position is expected to remain strong and the healthy cash flow generation is expected to be able to support debt repayments and fund new business opportunities.

The SCI Capital Reduction allows a substantial cash distribution to be made to shareholders, while enabling each shareholder to maintain the same proportionate shareholding in the Company.

(b) ***Enhance shareholders' value***

Capital reduction achieves a permanent improvement in capital structure when the issued share capital of a company is reduced. On a proforma basis as at March 31, 2006, the SCI Capital Reduction is expected to increase the annualised Return on Equity ("ROE") of the Group from 30% to 32%, thereby increasing shareholders' value.

The Cash Distribution is not expected to affect the future dividend payments by the Company.

The Directors have proposed to effect the SCI Capital Reduction as described above so as to avoid any cancellation of Shares, thereby allowing each Shareholder to hold the same number of Shares and maintain the same proportionate shareholding in the Company.

3. FINANCIAL EFFECTS OF THE SCI CAPITAL REDUCTION

For illustrative purposes only assuming the SCI Capital Reduction was implemented on March 31, 2006, the financial effects of the SCI Capital Reduction are set out below.

The following assumptions have been made for the purposes of illustrating the financial effects of the SCI Capital Reduction:

(a) an appropriation of S$0.15 per Share from the share capital of the Company; and

(b) the total number of issued and fully paid up Shares held as at March 31, 2006 being 1,751,652,996 Shares.

Share Capital

The SCI Capital Reduction will have no impact on the number of Shares held by Shareholders as a result of the SCI Capital Reduction.

The proforma effect of the SCI Capital Reduction on the share capital of the Company as at 31 March 2006, based on the unaudited financial statements of the Company as at 31 March 2006, will be a reduction of the issued and paid-up share capital from $759 million to $496 million.

Shareholders' Funds

The proforma effects of the SCI Capital Reduction on the shareholders' funds of the Group and the Company as at March 31, 2006 based on the unaudited financial statements of the Group and Company as at March 31, 2006 are as follows:

	GROUP		COMPANY	
(S$'000)	**As at Mar 31, 2006**	**Proforma after Capital Reduction**	**As at Mar 31, 2006**	**Proforma after Capital Reduction**
Share capital	758,601	495,853	758,601	495,853
Other reserves	446,762	446,762	2,598	2,598
Accumulated profits	1,309,958	1,309,958	560,753	560,753
	2,515,321	2,252,573	1,321,952	1,059,204
Minority interests	623,676	623,676	-	-
	3,138,997	2,876,249	1,321,952	1,059,204

Net Tangible Assets ("NTA")

The proforma effects of the SCI Capital Reduction on the net tangible assets of the Group as at March 31, 2006 based on the unaudited financial statements of the Group as at March 31, 2006 are as follows:

	GROUP	
	As at Mar 31, 2006	**Proforma after Capital Reduction**
NTA (S$'000)	2,370,539	2,107,791
Number of issued and paid-up Shares ('000)	1,751,653	1,751,653
NTA per Share (S$)	1.35	1.20

Net Gearing

The proforma effects of the SCI Capital Reduction on the net gearing of the Group as at March 31, 2006 based on the unaudited financial statements of the Group as at March 31, 2006, are as follows:

	GROUP		
	As at Mar 31, 2006	**Adjusted before Capital Reduction** [1]	**Proforma after Capital Reduction**
Gross borrowings (S$'000)	1,062,474	1,062,474	1,062,474
Bank balances, fixed deposits and cash (S$'000)	942,448	1,053,047	790,299
Net borrowings (S$'000)	120,026	9,427	272,175
Shareholder funds and minority interests (S$'000)	3,138,997	3,138,997	2,876,249
Net Gearing (times)	0.04	0.00	0.09

[1] Adjusted for the proceeds received from disposal of SembCorp Logistics Ltd and payment for the final settlement of the dispute relating to the conversion of the pipelay vessel Solitaire assuming this was effected on March 31, 2006.

4. APPROVALS

4.1 **Conditions.** The SCI Capital Reduction is subject to, *inter alia*:

(a) the approval of the shareholders by way of a special resolution for the SCI Capital Reduction at an extraordinary general meeting of shareholders ("**EGM**") to be convened;

(b) the approval of the High Court of Singapore for the SCI Capital Reduction; and

(c) all other relevant approvals and consents being obtained.

4.2 **Regulatory Approvals.** An application will be made by the Company to obtain the approval of the SGX-ST for the SCI Capital Reduction.

4.3 **Order of Court.** A copy of the Order of Court approving the SCI Capital Reduction will subsequently be lodged with the Registrar of Companies and Businesses of Singapore.

4.4 **Payment Date.** On the lodgement of the office copy of the Order of Court confirming the SCI Capital Reduction together with the other documents prescribed under the Companies Act with the Registrar of Companies and Businesses of Singapore, the special resolution for the SCI Capital Reduction shall take effect, and the Cash Distribution of S$0.15 per Share pursuant to the SCI Capital Reduction will be made thereafter. Subject to the above conditions being satisfied, it is currently expected that the amounts arising from the SCI Capital Reduction will be paid to the shareholders in August, 2006.

5. GENERAL

A circular containing further details of the SCI Capital Reduction and convening the EGM for the purpose of seeking shareholders' approval will be despatched to shareholders in due course.

BY ORDER OF THE BOARD

Kwong Sook May (Ms)
Company Secretary


SembCorp
Industries

SEMBCORP INDUSTRIES LTD & ITS SUBSIDIARIES
Registration Number: 199802418D

FIRST QUARTER 2006 FINANCIAL STATEMENT & DIVIDEND ANNOUNCEMENT

TABLE OF CONTENTS

SEMBCORP INDUSTRIES LTD & ITS SUBSIDIARIES

UNAUDITED RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 2006

The Board of Directors of SembCorp Industries Ltd wishes to announce the unaudited results of the Group for the first quarter ended March 31, 2006.

1. GROUP PROFIT AND LOSS STATEMENT

	1Q06 $'000	1Q05 $'000	+ / (-) %
Turnover	**1,856,202**	**1,854,874**	**0.1**
Cost of sales	(1,646,990)	(1,698,975)	(3.1)
Gross profit	209,212	155,899	34.2
General & administrative expenses	(75,061)	(70,334)	6.7
Non-operating income (net)	4,531	12,205	(62.9)
Finance costs	(12,459)	(19,859)	(37.3)
Share of results of:			
- Associates	15,242	10,453	45.8
- Joint ventures	8,195	9,735	(15.8)
Profit before income tax expense and exceptional items	**149,660**	**98,099**	**52.6**
Exceptional items (See note 1b)	398,316	16,600	2,299.5
Profit before income tax expense	**547,976**	**114,699**	**377.8**
Income tax expense	(33,062)	(16,432)	101.2
Profit for the period	**514,914**	**98,267**	**424.0**
Attributable to:			
Shareholders of the Company			
Net profit before exceptional items	83,594	58,790	42.2
Exceptional items	398,316	13,540	2,841.8
	481,910	**72,330**	**566.3**
Minority interests	33,004	25,937	27.2
	514,914	**98,267**	**424.0**
Earnings per ordinary shares (cents)			
Before exceptional items			
-basic	4.78	3.21	48.9
-diluted	4.73	3.19	48.3
After exceptional items			
-basic	27.55	3.95	597.5
-diluted	27.30	3.93	594.7

Notes to Group Profit and Loss Statement:

1a. Profit before income tax expense and exceptional items is arrived at after (charging)/crediting the following significant items:

	GROUP	
	1Q06	1Q05
	$'000	$'000
Depreciation and amortisation	(45,667)	(44,951)
Allowance made for doubtful debts & bad debts written off (net)	(34)	(2,022)
Allowance (made)/written back for impairment in value of assets (net)	(6,106)	3
Share based payment expenses	(5,979)	(2,293)
Interest income	8,602	8,673
Other income	10,562	6,273
Gain on disposal of investments	973	1,157
Foreign exchange loss	(8,949)	(3,548)

1b. Exceptional items comprise:

	1Q06	1Q05
Gain on disposals of subsidiary / associates	463,316	16,600
Additional charge arising from final settlement on Solitaire	(65,000)	-
	398,316	16,600
Less: Minority Interests	-	(3,060)
Net exceptional items	398,316	13,540

1c. Taxation

The Group's tax charge for 1Q06 included Group Tax Relief of $12,000 (1Q05: $2,704,000); and write-back of over provision of tax in respect of prior years of $255,000 (1Q05: $2,697,000).

1e. Earnings per ordinary share

Earnings per ordinary share of the Group based on net profit attributable to the shareholders of the Company:	1Q06	1Q05	+ / (-) %
(i) Based on the weighted average number of shares (in cents)			
(a) Before exceptional items	4.78	3.21	48.9
(b) After exceptional items	27.55	3.95	597.5
- Weighted average number of shares (in million)	1,749.4	1,829.6	(4.4)
(ii) On a fully diluted basis (in cents)			
(a) Before exceptional items	4.73	3.19	48.3
(b) After exceptional items	27.30	3.93	594.7
- Adjusted weighted average number of shares (in million)	1,765.5	1,840.9	(4.1)

2. BALANCE SHEETS

	GROUP		COMPANY	
	As at 31/03/2006	As at 31/12/2005	As at 31/03/2006	As at 31/12/2005
	$000	$000	$000	$000
Equity attributable to shareholders of the Company:-				
Share Capital	758,601	436,603	758,601	436,603
Other reserves	446,762	419,286	2,598	316,062
Accumulated profits	1,309,958	1,143,729	560,753	542,643
	2,515,321	1,999,618	1,321,952	1,295,308
Minority interests	623,676	845,041	-	-
Total equity	3,138,997	2,844,659	1,321,952	1,295,308
Non-current assets				
Property, plant & equipment	2,600,022	2,627,380	1,137	997
Investments in subsidiaries	-	-	1,518,124	2,275,587
Interests in associates	224,324	294,755	-	-
Interests in joint ventures	383,123	431,711	-	-
Other financial assets	113,956	121,373	-	-
Long term receivables and prepayments	101,109	146,152	-	-
Intangible assets	142,411	150,765	90	90
Deferred tax assets	20,688	26,285	-	-
	3,585,633	3,798,421	1,519,351	2,276,674
Current assets				
Inventories and work-in-progress	1,196,974	863,612	-	-
Trade and other receivables	2,195,179	1,373,647	885,362	84,808
Asset held for sale	-	52,230	-	-
Bank balances, fixed deposits and cash	942,448	1,231,281	10,129	10,503
	4,334,601	3,520,770	895,491	95,311
Current liabilities				
Trade and other payables	2,871,413	1,926,504	941,120	924,454
Excess of progress billings over work-in-progress	385,793	389,837	-	-
Provisions	22,263	639,900	-	-
Employee benefits	6,475	6,089	1,575	2,028
Current tax payable	114,529	104,683	-	-
Interest-bearing borrowings	138,174	149,383	-	-
	3,538,647	3,216,396	942,695	926,482
Net current assets/(liabilities)	795,954	304,374	(47,204)	(831,171)
	4,381,587	4,102,795	1,472,147	1,445,503
Non-current liabilities				
Deferred tax liabilities	225,658	220,095	195	195
Provisions	4,916	8,977	-	-
Employee benefits	40,418	42,035	-	-
Interest-bearing borrowings	892,130	908,686	150,000	150,000
Other long-term liabilities	79,468	78,343	-	-
	1,242,590	1,258,136	150,195	150,195
	3,138,997	2,844,659	1,321,952	1,295,308

Notes to Group Balance Sheets:

2a. Group's borrowings and debt securities

	As at 31/3/2006 $'000	As at 31/12/2005 $'000
(i) Amount repayable in one year or less, or on demand		
Secured	24,117	44,238
Unsecured	137,562	140,838
	161,679	185,076
(ii) Amount repayable after one year		
Secured	391,130	393,568
Unsecured	509,665	526,994
	900,795	920,562
Total	1,062,474	1,105,638

(iii) Details of any collaterals

The Group's borrowings are secured by various assets: mainly property, plant and equipment, with carrying values amounting to $960 million (31/12/2005: $1,006 million).

2b. Net asset value

	Group		Company	
	31/03/2006	31/12/2005	31/03/2006	31/12/2005
Net asset value per ordinary share based on issued share capital at the end of the financial period/year (in $)	1.44	1.14	0.75	0.74
Net tangible asset value per ordinary share based on issued share capital at the end of the financial period/year (in $)	1.35	1.06	0.75	0.74

2c. Notes to Balance Sheet

Due to the disposal of Logistics, Logistics is no longer a subsidiary of the Group. The Group has therefore ceased to consolidate Logistics as at March 31, 2006. As such, most balance sheet items as at March 31, 2006 are lower than December 31, 2005.

Trade and other receivables as at March 31, 2006 included proceeds receivable from the disposal of Logistics amounting to $793 million. The proceeds of $749 million have been received as at April 3, 2006. The remaining balance of $44 million is expected to be received by end May 2006.

Inventories and work-in-progress increased as more projects were undertaken by Marine business.

The Group reclassified its provision for legal claims to trade and other payables as a full and final settlement agreement for Solitaire arbitration has been reached.

3. CONSOLIDATED CASH FLOW STATEMENT

	GROUP	
	1Q06 $'000	1Q05 $'000
Cash flows from Operating Activities		
Profit before income tax expense	547,976	114,699
Adjustment for :		
Dividend and interest income	(8,679)	(8,718)
Finance costs	12,459	19,859
Depreciation and amortisation	45,667	44,951
Share of results of associated companies and joint ventures	(23,437)	(20,188)
Loss / (profit) on sale of property, plant and equipment	131	(121)
Gain on disposal of investments	(464,289)	(17,757)
Allowance made for doubtful debts and bad debts written off (net)	34	2,022
Changes in fair value of financial instruments and hedge items	966	1,096
Share based payment expenses	5,979	2,293
Additional charge arising from final settlement on Solitaire	65,000	-
Allowance made / (written-back) for impairment in value of asset	6,106	(3)
Operating profit before working capital changes	187,913	138,133
Changes in working capital:		
Inventories and work-in-progress	(347,761)	174,112
Receivables	(119,676)	8,901
Payables	395,110	91,487
	115,586	412,633
Income tax paid	(1,023)	(2,281)
Net cash inflow from operating activities	114,563	410,352
Cash flows from Investing Activities		
Dividend and interest received	9,140	13,817
Cash flows on disposal of subsidiary, net of cash disposed (see note 3.1)	(347,019)	-
Proceeds from disposal of associates	-	47,249
Proceeds from disposals of investments	993	2,359
Proceeds from disposal of property, plant and equipment	1,853	360
Payment for the acquisition of a subsidiary	-	(6,616)
Acquisition of associates	-	(47,456)
Purchase of property, plant and equipment	(84,364)	(39,901)
Payment for intangible assets	(409)	(456)
Net outflow from investing activities	(419,806)	(30,644)
Cash flows from Financing Activities		
Proceeds from share issue	8,380	6,822
Proceeds from share issue to minority shareholders of subsidiaries	13,262	13,616
Net increase / (decrease) in bank borrowings	4,280	(580,613)
Net increase / (decrease) in other long term liabilities	6,567	(1,006)
Dividend paid to shareholders of the Company	-	(91,322)
Dividends paid to minority shareholders of subsidiaries	(8,950)	(296,569)
Interest paid	(11,761)	(17,601)
Net cash inflow / (outflow) from financing activities	11,778	(966,673)
Net decrease in cash and cash equivalents	(293,465)	(586,965)
Cash and cash equivalents at beginning of the period	1,230,902	2,099,962
Effects of exchange rate changes on cash and equivalents	2,908	2,005
Cash and cash equivalents at end of the period	940,345	1,515,002

3. GROUP CONSOLIDATED CASH FLOW STATEMENT (Cont'd)

3.1 Cash flows on disposal of subsidiary, net of cash disposed

The fair values of net assets and liabilities of subsidiary disposed were as follows:

	GROUP	
	1Q06	1Q05
	$'000	$'000
Non-current assets	265,087	-
Net current assets	345,415	-
Non-current liabilities	(25,013)	-
Minority Interest	(258,376)	-
Profit on disposal	463,316	-
Realisation of translation difference	2,870	-
Total consideration receivable	793,299	-
Less: consideration not yet received (included in trade and other receivables)	(793,299)	-
Less: Cash & bank balances of subsidiary disposed	(347,019)	-
Cash flows on disposal of subsidiary, net of cash disposed	(347,019)	-

3.2 Cash and cash equivalents

Cash and cash equivalents in the consolidated cashflow statement comprise the following balance sheet amounts:

	1Q06	1Q05
	$'000	$'000
Bank balances, fixed deposits and cash	942,448	1,515,002
Bank overdrafts	(2,103)	-
	940,345	1,515,002

4. STATEMENTS OF CHANGES IN EQUITY

4a. Statements of Changes in Equity for the Group

	Attributable to shareholders of the Company								
	Share Capital	Share Premium	Merger Reserve	Other Reserves	Currency Translation Reserve	Accumu-lated Profits	Total	Minority Interests	Total Equity
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
1Q06									
At January 1, 2006	436,603	313,618	29,201	62,275	14,192	1,143,729	1,999,618	845,041	2,844,659
Transfer to share capital	313,618	(313,618)	-		-	-	-	-	-
Translation adjustments	-	-	-	-	(15,802)	-	(15,802)	(3,805)	(19,607)
Net fair value changes on available for sale financial assets, net of deferred taxes	-	-	-	5,137	-	-	5,137	3,184	8,321
Net fair value changes on cash flow hedges	-	-	-	31,888	-	-	31,888	50	31,938
Share of reserve of associates and joint venture companies	-	-	-	-	-	(2,543)	(2,543)	-	(2,543)
Realisation of reserve upon disposal of investments and changes in group structure	-	-	-	312,755	2,870	(313,138)	2,487	(245,363)	(242,876)
Net gain recognised directly in equity	313,618	(313,618)	-	349,780	(12,932)	(315,681)	21,167	(245,934)	(224,767)
Profit for the period	-	-	-	-	-	481,910	481,910	33,004	514,914
Total gain recognised for the period	313,618	(313,618)	-	349,780	(12,932)	166,229	503,077	(212,930)	290,147
Issue of shares under Share Option Plan	8,380	-	-	-	-	-	8,380	-	8,380
Share based payment	-	-	-	4,246	-	-	4,246	515	4,761
Dividend paid to minority shareholders of subsidiaries	-	-	-	-	-	-	-	(8,950)	(8,950)
At March 31, 2006	758,601	-	29,201	416,301	1,260	1,309,958	2,515,321	623,676	3,138,997
1Q05									
At January 1, 2005	456,623	296,628	29,201	48,974	31,463	1,084,869	1,947,758	852,495	2,800,253
Translation adjustments	-	-	-	-	(8,098)	-	(8,098)	(1,070)	(9,168)
Net fair value changes on available for sale financial assets, net of deferred taxes	-	-	-	10,569	-	-	10,569	5,210	15,779
Net fair value changes on cash flow hedges	-	-	-	1,798	-	-	1,798	(1,023)	775
Realisation of reserve upon disposal of investments and changes in group structure	-	-	-	(1,121)	(876)	(1)	(1,998)	12,597	10,599
Net gain recognised directly in equity	-	-	-	11,246	(8,974)	(1)	2,271	15,714	17,985
Profit for the period	-	-	-	-	-	72,330	72,330	25,937	98,267
Total gain recognised for the period	-	-	-	11,246	(8,974)	72,329	74,601	41,651	116,252
Issue of shares under Share Option Plan	1,222	5,600	-	-	-	-	6,822	-	6,822
Share based payment	-	-	-	1,554	-	-	1,554	320	1,874
At March 31, 2005	457,845	302,228	29,201	61,774	22,489	1,157,198	2,030,735	894,466	2,925,201

4b. Statements of Changes in Equity of the Company

	Share Capital	Share Premium	Other Reserves	Accumulated Profits	Total
	$'000	$'000	$'000	$'000	$'000
1Q06					
At January 1, 2006	436,603	313,618	2,444	542,643	1,295,308
Transfer to share capital	313,618	(313,618)	-	-	-
Net gain recognised directly in equity	313,618	(313,618)	-	-	-
Profit for the period	-	-	-	18,110	18,110
Total loss recognised for the period	313,618	(313,618)	-	18,110	18,110
Issue of shares under Share Option Plan	8,380	-	-	-	8,380
Share based payment	-	-	154	-	154
At March 31, 2006	**758,601**	**-**	**2,598**	**560,753**	**1,321,952**
1Q05					
At January 1, 2005	456,623	296,628	528	744,987	1,498,766
Profit for the period	-	-	-	92,268	92,268
Total gain recognised for the period	-	-	-	92,268	92,268
Issue of shares under Share Option Plan	1,222	5,600	-	-	6,822
Share based payment	-	-	422	-	422
At March 31, 2005	**457,845**	**302,228**	**950**	**837,255**	**1,598,278**

4c. Changes in the Company's share capital

Pursuant to the Companies (Amendment) Act 2005 effective from January 30, 2006, the concept of authorized share capital and par value has been abolished. Amount standing to the credit of share premium account is transferred to share capital as at that date.

During the period, the Company issued 5,241,118 ordinary shares for cash upon the exercise of the options under the Company's Share Option Plan.

As at March 31, 2006, the Company's issued and paid up capital comprises 1,751,652,996 (March 31, 2005: 1,831,379,218) ordinary shares and there were 43,934,858 (March 31, 2005: 62,052,984) unissued ordinary shares under options granted to eligible employees and directors under the Company's Share Option Plan.

5. AUDIT

These figures have not been audited or reviewed. However, our auditors have performed certain procedures and enquiries. These procedures are substantially less in scope than an audit or a review in accordance with Singapore Standard on Review Engagements (SSRE) 2400.

6. AUDITORS' REPORT

Not applicable.

7. ACCOUNTING POLICIES

The Group has applied the same accounting policies and methods of computation in the preparation of the financial statements for the current reporting period compared with the audited financial statements as at December 31, 2005.

8. CHANGES IN ACCOUNTING POLICIES

There are no changes in accounting policies.

9. REVIEW OF GROUP PERFORMANCE

Group Overview

The Group achieved turnover of $1.9 billion in 1Q06. The Group's profit attributable to shareholders of the Company (PATMI) before EI in 1Q06 was $83.6 million compared to $58.8 million in 1Q05, which represents 42% growth.

The Group also generated strong Economic Value Added of $451.0 million due to strong operating performances by the Utilities and Marine businesses and gain on disposal of a subsidiary.

Turnover

	1Q06	1Q05	Growth	
	$'m	$'m	$'m	%
Utilities	888	683	205	30
Marine Engineering (Marine)	496	441	55	13
Logistics	133	138	(5)	(4)
Environmental Engineering (Enviro)	55	52	3	4
Engineering & Construction (E&C)	242	499	(257)	(52)
Others / Corporate	42	42	0	0
	1,856	**1,855**	**1**	**0**

Utilities and Marine together contributed 75% of the Group's turnover of $1.9 billion.

Utilities turnover increased by 30% to $888 million. Its Singapore and UK operations continued to do well as power prices continue to remain high. However, turnover in its offshore engineering unit declined with the completion of some of its projects.

Marine's turnover increased by 13% to $496 million. This was mainly due to growth in its rig building and ship repair segments.

Turnover for E&C's was lower as compared to last year due to the recognition of a major project in 1Q05.

9. REVIEW OF GROUP PERFORMANCE (Cont'd)

	1Q06	1Q05	Growth	
	$'m	$'m	$'m	%
Utilities	45.3	34.6	10.7	31
Marine Engineering (Marine)	25.1	14.8	10.3	70
Logistics	7.9	9.3	(1.4)	(14)
Environmental Engineering (Enviro)	3.9	3.9	0.0	0
Engineering & Construction (E&C)	0.1	1.2	(1.1)	(91)
Others / Corporate	1.3	(5.0)	6.3	NM
PATMI before exceptional items	**83.6**	**58.8**	**24.8**	**42**
Exceptional items (EI)	398.3	13.5	384.8	2842
PATMI	**481.9**	**72.3**	**409.6**	**566**

Note: NM = Not meaningful

Profit attributable to shareholders of the Company ("PATMI")

Group's PATMI (before EI) in 1Q06 rose by 42% to $83.6 million. The strong growth was mainly contributed by Utilities and Marine business units.

Utilities' PATMI in 1Q06 was higher by 31% over 1Q05. The turnaround of its offshore engineering unit has contributed to the Utilities growth.

Group's share of PATMI from its Marine business unit was due to better overall operating profits in rig building and ship repair segments; and higher contribution from its associated companies.

The business environment in which E&C operates continues to be difficult and competitive.

The improvement in Others / Corporate was mainly attributed to lower professional fees incurred in respect of Solitaire.

The Group also recorded an EI gain of $398.3 million for 1Q06. EI comprised of a gain on disposal of Logistics, offset by an additional charge arising from final settlement on Solitaire.

10. VARIANCE FROM PROSPECT STATEMENT

There has been no significant variance in the operating performance of the Group as compared to previous statements.

11 PROSPECTS

Utilities
Underpinned by long-term contracts, its Singapore operations will continue to generate stable earnings.

High oil prices led to significant increases in UK energy prices during 2005, and this has helped to enhance the profitability of its operations in the UK.

Our operation in Vietnam is expected to continue to perform well.

China projects are still in the early phase and the performance in China is expected to face challenges due to the shortage of natural gas in Shanghai.

Offshore engineering unit is expected to contribute in the current year.

Overall, Utilities is expected to achieve stable operating profits in 2006 compared to 2005.

Marine
Total outstanding order book, excluding ship repair, currently stands at $6.8 billion. In 2006, Marine has secured contracts worth a total of $1.9 billion with deliveries and completion till 2009.

Going forward, Marine expects the current year's overall performance to be stronger than 2005, based on the scheduled completion of projects.

The ship repair sector remains strong despite a competitive environment. For ship conversion and offshore sector, market fundamentals for Floating Production Storage Offloading (FPSO) vessels and Floating Storage Offloading (FSO) vessels continue to be strong, driven mainly by high oil prices and increased exploration and production activities. Rig building continues to provide robust demand due to high worldwide utilization rates, unprecedented high charter rates as well as an aging rig fleet worldwide.

Overall, market outlook for all sectors in the marine and offshore industry remains strong.

Enviro
Enviro is expected to perform better in 2006 than 2005. The outstanding contracts value as at March 31, 2006 stands at $626 million.

E&C
E&C is not expected to contribute significantly to the Group's PATMI. Notwithstanding a better outlook for construction of petrochemical projects, E&C expects keen competition to continue and will continue to pursue process engineering projects. The outstanding contracts value as at March 31, 2006 stands at $2.1 billion.

SCI Group
The Group's overall performance for 2006 is expected to be better than that of 2005.

This release contains forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, availability and cost of fuel and materials, cost of capital and capital availability, competition from other companies, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy, directives and changes. You are cautioned not to place undue reliance on these forward-looking statements, which are based on current view of the management on future events and impact on the Group.

12. DIVIDEND / CAPITAL DISTRIBUTION

Dividend
No interim dividend for the period ended March 31, 2006 is recommended.

Capital Distribution
Arising from the disposal of Logistics, the Board of Directors is pleased to propose a capital distribution of 15 cents per share in cash, without deduction for tax out of the Company's share capital account. The capital distribution will be subject to the approval of shareholders at a meeting to be convened and made pursuant to relevant sections of the Companies Act (Chapter 50).

13. SEGMENTAL REPORTING

1Q06

(i) Business segments

	Utilities $'000	Marine $'000	Logistics $'000	Enviro $'000	E&C $'000	Others / Corporate $'000	Elimination $'000	Total $'000
Turnover								
External sales	887,592	496,155	133,250	54,678	242,023	42,504	-	1,856,202
Inter-segment sales	6,137	2,952	150	438	42	4,254	(13,973)	-
Total	893,729	499,107	133,400	55,116	242,065	46,758	(13,973)	1,856,202
Results								
Segment results	68,318	44,240	8,796	929	296	405,816	-	528,395
Interest income	2,321	4,209	2,270	73	342	4,928	(5,540)	8,603
Interest expense	(10,713)	(1,362)	(108)	(248)	(288)	(5,280)	5,540	(12,459)
	59,926	**47,087**	**10,958**	**754**	**350**	**405,464**	**-**	**524,539**
Share of results of associates	-	7,265	4,199	2,504	-	1,274	-	15,242
Share of results of joint ventures	4,774	172	2,486	-	-	763	-	8,195
	64,700	**54,524**	**17,643**	**3,258**	**350**	**407,501**	**-**	**547,976**
Taxation	(15,978)	(11,337)	(3,156)	667	(240)	(3,018)	-	(33,062)
Minority interest	(3,413)	(18,070)	(6,546)	2	(2)	(4,975)	-	(33,004)
Net profit for the period	45,309	25,117	7,941	3,927	108	399,508	-	481,910
Comprising:								
Net profit before exceptional items	45,309	25,117	7,941	3,927	108	1,192	-	83,594
Exceptional items	-	-	-	-	-	398,316	-	398,316
	45,309	25,117	7,941	3,927	108	399,508		481,910
Assets								
Segment assets	2,681,097	2,363,450	-	158,593	634,360	1,931,997	(593,015)	7,176,482
Investment in associates	-	109,593	-	55,013	2,397	57,321	-	224,324
Investment in joint ventures	149,567	19,129	-	1,216	-	213,211	-	383,123
Tax assets	24,905	1,368	-	5,404	15,801	88,827	-	136,305
Total assets	2,855,569	2,493,540	-	220,226	652,558	2,291,356	(593,015)	7,920,234
Liabilities								
Segment liabilities	1,801,737	1,195,105	-	56,965	589,566	1,390,692	(593,015)	4,441,050
Tax liabilities	162,316	113,454	-	4,556	7,175	52,686	-	340,187
Total liabilities	1,964,053	1,308,559	-	61,521	596,741	1,443,378	(593,015)	4,781,237
Capital expenditure	58,283	16,227	3,798	3,560	656	2,249	-	84,773
Significant non-cash items								
Depreciation and amortisation	22,574	10,424	3,228	2,162	1,452	5,827	-	45,667
Other non-cash items (including provisions, loss on disposal and exchange differences)	3,172	8,401	836	496	2,770	77,807	-	93,482

(ii) Geographical segments

	Revenue		Segment Assets		Total Assets		Capital Expenditure	
	$'000	%	$'000	%	$'000	%	$'000	%
Singapore	1,003,121	54	5,545,940	78	5,689,708	72	49,914	58
Rest of Asia	270,669	15	666,617	9	1,186,562	15	12,462	15
Europe	427,241	23	871,222	12	885,819	11	21,965	26
Others	155,171	8	92,703	1	158,145	2	432	1
Total	1,856,202	100	7,176,482	100	7,920,234	100	84,773	100

13. SEGMENTAL REPORTING (Cont'd)

1Q05

(i) Business segments	Utilities	Marine	Logistics	Enviro	E&C	Others / Corporate	Elimination	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Turnover								
External sales	682,892	440,901	138,056	52,349	499,374	41,302	-	1,854,874
Inter-segment sales	3,975	6,917	-	196	-	4,845	(15,933)	-
Total	**686,867**	**447,818**	**138,056**	**52,545**	**499,374**	**46,147**	**(15,933)**	**1,854,874**
Results								
Segment results	65,974	23,205	19,674	1,314	1,941	(6,411)	-	105,697
Interest income	1,216	3,945	3,382	-	277	5,031	(5,178)	8,673
Interest expense	(15,933)	(1,135)	(1,272)	(282)	(136)	(6,279)	5,178	(19,859)
	51,257	**26,015**	**21,784**	**1,032**	**2,082**	**(7,659)**	**-**	**94,511**
Share of results of associates	713	3,099	3,366	2,417	(307)	1,165	-	10,453
Share of results of joint ventures	4,711	(204)	3,114	-	-	2,114	-	9,735
	56,681	**28,910**	**28,264**	**3,449**	**1,775**	**(4,380)**	**-**	**114,699**
Taxation	(10,065)	(5,305)	(3,281)	603	(605)	2,221	-	(16,432)
Minority interests	(3,157)	(8,851)	(11,028)	(154)	72	(2,819)	-	(25,937)
Net profit / (loss) for the period	**43,459**	**14,754**	**13,955**	**3,898**	**1,242**	**(4,978)**	**-**	**72,330**
Comprising:								
Net profit / (loss) before exceptional items	34,596	14,754	9,278	3,898	1,242	(4,978)	-	58,790
Exceptional items	8,863	-	4,677	-	-	-	-	13,540
	43,459	**14,754**	**13,955**	**3,898**	**1,242**	**(4,978)**	**-**	**72,330**
Assets								
Segment assets	2,395,553	1,880,082	871,950	162,509	581,395	1,397,338	(798,678)	6,490,149
Investment in associates	-	91,245	72,906	61,894	5,401	50,914	-	282,360
Investment in joint ventures	138,678	9,267	66,537	-	-	185,803	-	400,285
Tax assets	19,871	1,588	7,980	4,861	12,997	77,909	-	125,206
Total assets	**2,554,102**	**1,982,182**	**1,019,373**	**229,264**	**599,793**	**1,711,964**	**(798,678)**	**7,298,000**
Liabilities								
Segment liabilities	1,733,572	798,113	228,391	64,392	528,717	1,553,308	(798,678)	4,107,815
Tax liabilities	108,642	84,288	13,052	5,666	9,264	44,072	-	264,984
Total liabilities	**1,842,214**	**882,401**	**241,443**	**70,058**	**537,981**	**1,597,380**	**(798,678)**	**4,372,799**
Capital expenditure	6,280	26,596	2,455	1,112	1,094	2,877	-	40,414
Significant non-cash items								
Depreciation and amortisation	22,128	8,561	3,348	2,188	2,937	5,789	-	44,951
Other non-cash items (including provisions, loss on disposal and exchange differences)	4,766	1,645	470	660	1,949	3,072	-	12,562

(ii) Geographical segments

	Revenue		Segment Assets		Total Assets		Capital Expenditure	
	$'000	%	$'000	%	$'000	%	$'000	%
Singapore	812,313	44	5,031,179	78	5,117,907	70	32,243	79
Rest of Asia	509,383	27	712,946	11	1,339,585	18	4,379	11
Europe	430,574	23	594,749	9	607,355	8	3,558	9
Others	102,604	6	151,275	2	233,153	4	234	1
Total	**1,854,874**	**100**	**6,490,149**	**100**	**7,298,000**	**100**	**40,414**	**100**

Notes To Segmental Analysis

13a. Business Segments

The Group comprises the following main business segments:

Utilities segments offer a range of fully integrated industrial site services, including power, gas, centralised utilities to clusters of chemical multinational corporations in Singapore and United Kingdom. It also invests in, manages and operates cogeneration, power and water treatment plants in Singapore and in the region. It is also involved in engineering, construction and fabrication of offshore platforms, modules and floating production systems for oil and gas companies.

Marine Engineering segment focuses on repair, building and conversion of ships, rig construction and offshore engineering.

Logistics segment provides one-stop logistics management services, parts and components management, automated warehouse operations, preservation and packaging technologies and hazardous goods management. This business has since been sold.

Environmental Engineering segment provides integrated waste management services in the Asia Pacific region.

Engineering and Construction segment is engaged in turnkey construction, design consultancy, infrastructure development and project management.

Others segment comprises businesses relating to minting, hotels, properties, resorts and industrial parks.

13b. Geographical Segments

The Group operates in three principal geographical areas, Singapore, Europe and Rest of Asia. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets and total assets are based on the geographical location of the assets.

13c. Review of segment performance

Please refer to Paragraph 9 for analysis by business segments.

14. INTERESTED PERSON TRANSACTIONS

	Aggregate value of all interested person transactions conducted under a shareholders' mandate pursuant to Rule 920 of the SGX Listing Manual (excluding transactions less than $100,000) 1Q06 $'000
Sale of Goods and Services	
Temasek Holdings (Private) Limited and its Associates	
- Tuas Power Ltd/PowerSeraya Limited[1]	128,326
- Temasek Capital (Private) Limited and its Associates	1,387
- MediaCorp Pte Ltd and its Associates	1,310
- Singapore Technologies Telemedia Pte Ltd and its Associates	798
- PSA International Pte Ltd and its Associates	623
- Wildlife Reserves Singapore Pte Ltd and its Associates	361
- Singapore Power Ltd and its Associates	186
- National University Hospital (S) Pte Ltd and its Associates	132
	133,123
Singapore Petroleum Co Ltd and its Associates	9,997
Singapore Airlines Limited and its Associates	1,170
Starhub Ltd and its Associates	743
Singapore Food Industries Ltd and its Associates	258
SNP Corporation Ltd and its Associates	161
	145,452
Purchases of Goods and Services	
Temasek Holdings (Private) Limited and its Associates	
- Temasek Capital (Private) Limited and its Associates[2]	134,986
- Singapore Power Ltd and its Associates	903
	135,889
Treasury (Balances as at March 31, 2006)	
Placement of funds	
Singapore Technologies Pte Ltd and its Associates	10,927
Total Interested Person Transactions	**292,268**

Note

[1] This relates mainly to the sale of gas by SembCorp Gas Pte Ltd to Tuas Power and PowerSeraya for the generation of electricity.

[2] This relates mainly to the purchase of gas by SembCorp Cogen Pte Ltd from SembCorp Gas Pte Ltd for the generation of electricity.

There are no transactions which are not conducted under the shareholders' mandate pursuant to Rule 920 of the SGX Listing Manual during the period January 1, 2006 to March 31, 2006.

BY ORDER OF THE BOARD

Kwong Sook May (Ms)
Company Secretary
May 8, 2006


SembCorp
Industries

Co Regn No: 199802241 8D

May 8, 2006

SEMBCORP INDUSTRIES REPORTS STRONG 1Q2006 EARNINGS GROWTH

- PATMI before exceptional items grows 42% to $83.6 million

- PATMI up 566% to $481.9 million

- Proposed capital distribution of 15 cents per share

SembCorp Industries reported strong earnings growth for the first quarter ended March 31, 2006. Profit After Tax and Minority Interest (PATMI) before exceptional items (EI) grew 42% to reach $83.6 million, while PATMI was $481.9 million, up 566% over the same quarter in 2005.

The main profit contributors to the Group continue to be its Utilities and Marine Engineering businesses. PATMI before EI for Utilities grew 31% over 1Q2005 to $45.3 million, due mainly to a turnaround to profitability by its offshore engineering unit. Underpinned by a strong orderbook, Marine Engineering's contribution to the Group PATMI before EI grew a robust 70% to $25.1 million. The quarter saw growth across all of Marine Engineering's business segments and its orderbook reaching a record high of $6.8 billion, with completions and deliveries until end-2009.

Following the sale of SembCorp Logistics (SembLog), which resulted in a gain of $463.3 million based on the offer price of $1.80 per SembLog share, the Company is proposing a capital distribution of 15 cents per share in cash. The capital distribution will be subject to shareholders' and Court approval.

Group President and CEO Mr Tang Kin Fei said: "We continue to be committed to delivering shareholder value and returns. With the divestment of our stake in SembCorp Logistics, we are pleased to propose a capital distribution of 15 cents per share, which will return a total of approximately $264 million, or 57% of the gain arising from the disposal to our shareholders.

"We are now a focused utilities and marine group. As shown by the strong performance and consistent growth of these businesses, we are well-positioned to deliver a healthy 2006 performance."

2006 Outlook

The Group's overall performance for 2006 is expected to be better than that of 2005.

HIGHLIGHTS

- **Solid performance in 1Q2006**
  - PATMI of $481.9m, up 566%
  - PATMI before EI of $83.6m, up 42%
  - Turnover of $1.9bn
- **Healthy balance sheet maintained**
  - Net gearing at 0.04x
  - Interest cover at 15 times
- **EVA up from $43.2m in 1Q05 to $451.0m in 1Q06**
- **Business Update**
  - ♦ **Utilities**
    - Growth from UK and Vietnam operations
    - Turnaround in Offshore Engineering
    - Weak performance from China operations
  - ♦ **Marine**
    - Strong performance by all business segments, led by rig building
    - Substantial orderbook of $6.8bn, with completions and deliveries until end-2009
  - ♦ **Enviro**
    - Orderbook at $625.6m

- Focus on Pre-Disposal Treatment and Waste-to-Resource
- Established Jiangsu SembCorp Chunxing, a 50:50 joint venture to capitalise on the growing demand in China for recycled lead

♦ **Engineering & Construction**

- Continued focus on process engineering projects
- Business environment remains competitive

STRATEGIC MILESTONES

- **Settlement of *Solitaire* arbitration**
  - Settled the *Solitaire* case for €350m
  - $65m charge taken in 1Q2006
- **Sharpened focus, rewarding shareholders**
  - Completed the divestment of entire 60.01% stake in SembCorp Logistics on April 3, 2006
  - Net gain of $463 million based on offer price of $1.80 per SembLog share
  - Proposed capital distribution of 15 cents per share (tax free) subject to shareholders' and Court approval
  - Total payout is approximately $264m[1] or 57% of gain from divestment

- End -

For media and analysts' enquiries, please contact:

Lim Siew Khee
Group Corporate Relations
Tel: +65 6723 3076
Fax: +65 6822 3240
Email: lim.siewkhee@sembcorp.com.sg
Website: www.sembcorp.com.sg

[1]Based on issued share capital as at March 31, 2006


SembCorp
Industries
SembCorp
Industries
1Q2006 Results
May 8, 2006

SembCorp
Industries

CEO'S REPORT

By Tang Kin Fei
Group President & CEO
SembCorp Industries


SembCorp
Industries

Highlights

- **Solid performance in 1Q2006**
  - PATMI of $481.9m, up 566%
  - PATMI before EI of $83.6m, up 42%
  - Turnover of $1.9bn
- **Healthy balance sheet maintained**
  - Net gearing at 0.04x
  - Interest cover at 15 times
- **EVA up from $43.2m in 1Q05 to $451.0m in 1Q06**

3


SembCorp
Industries

Highlights

- **Business Update**
  - **Utilities**
    - Growth from UK and Vietnam operations
    - Turnaround in Offshore Engineering
    - Weak performance from China operations
  - **Marine**
    - Strong performance by all business segments, led by rig building
    - Substantial orderbook of $6.8bn, with completions and deliveries until end-2009

4



Highlights

- **Business Update**
  - **Enviro**
    - Orderbook at $625.6m
    - Focus on Pre-Disposal Treatment and Waste-to-Resource
    - Established Jiangsu SembCorp Chunxing, a 50:50 joint venture to capitalise on the growing demand in China for recycled lead
  - **Engineering & Construction**
    - Continued focus on process engineering projects
    - Business environment remains competitive

5



Strategic Milestones

- **Settlement of *Solitaire* arbitration**
  - Settled the *Solitaire case* for €350m
  - $65m charge taken in 1Q2006
- **Sharpened focus, rewarding shareholders**
  - Completed the divestment of entire 60.01% stake in SembCorp Logistics on April 3, 2006
  - Net gain of $463 million based on offer price of $1.80 per SembLog share
  - Proposed capital distribution of 15 cents per share (tax free) subject to shareholders' and Court approval
  - Total payout is approximately $264m* or 57% of gain from divestment

*Based on issued share capital as at March 31, 2006

6


SembCorp
Industries

FINANCIAL REVIEW

By Lim Joke Mui
Group CFO
SembCorp Industries

7

SembCorp
Industries

Group Profit & Loss

$M	1Q06	1Q05	Δ %
Turnover	1,856	1,855	0
EBITDA	583	159	266
PBT	548	115	378
PATMI before EI	84	59	42
PATMI	482	72	566
EPS before EI (cents)	4.8	3.2	49
EPS after EI (cents)	27.6	4.0	597

Solid bottom-line growth

8

SembCorp Industries

Group Turnover

$M	1Q06	1Q05	△ %
Utilities*	888	683	30
Marine	496	441	13
Logistics	133	138	(4)
Enviro	55	52	4
E&C	242	499	(52)
Others / Corporate	42	42	0
Total	1,856	1,855	0
*Note:			
Utilities (excluding Offshore Engineering)	832	616	35
Offshore Engineering	56	67	(17)

9



SembCorp Industries
Turnover (%) by Businesses
Others 2%
Enviro 3%
E&C 13%
Logistics 7%
Utilities 48%
Marine 27%
1Q06
Total Turnover - $1.9bn
Others 2%
Enviro 3%
E&C 27%
Utilities 37%
Logistics 7%
1Q05
Total Turnover - $1.9bn
Utilities & Marine contribute to 75% of Group Turnover
10



SembCorp Industries
Turnover (%) by Geographical Areas*
Others 8%
Rest of Asia 15%
Europe
Singapore 54%
Others 6%
Rest of Asia 27%
Singapore 44%
Europe
1Q06
Total Turnover - $1.9bn
1Q05
Total Turnover - $1.9bn
*Based on geographical location of customers
11

SembCorp Industries

Contribution to PATMI

$M	1Q06	1Q05	Δ %
Utilities	45.3	34.6	31
Marine	25.1	14.8	70
Logistics	7.9	9.3	(14)
Enviro	3.9	3.9	0
E&C	0.1	1.2	(91)
Others / Corporate	1.3	(5.0)	NM
PATMI before EI	**83.6**	**58.8**	**42**
Exceptional Items	398.3	13.5	2,842
PATMI	**481.9**	**72.3**	**566**

*Note:

Utilities (excluding Offshore Engineering)	41.8	47.9	(13)
Offshore Engineering	3.5	(13.3)	126

Strong PATMI growth for Utilities and Marine

12

SembCorp Industries

Exceptional Items

$M	1Q06
Gain on divestment of Logistics	463.3
Additional charge arising from final settlement on Solitaire	(65.0)
Net Exceptional Items	**398.3**

13

SembCorp Industries

Group Capex

$M	1Q06
Fixed Assets Items	
Utilities	57.9
Marine	8.0
Logistics	3.8
Enviro	3.6
E&C	0.6
Others	2.2
Total	**76.1**

14

SembCorp Industries

Group Cash Flow

$M	1Q06	1Q05
CASH FLOW FROM OPERATING ACTIVITIES		
- Before changes in working capital	188	138
- Changes in working capital	(72)	275
- Tax paid	(1)	(2)
	115	411
CASH FLOW FROM INVESTING ACTIVITIES		
- Net cash outflow on disposal of SembLog	(347)	0
- Divestment proceeds and sale of fixed assets	3	50
- Acquisitions (including investments)	0	(54)
- Acquisitions of fixed assets	(84)	(40)
- Others	8	13
	(420)	(31)
CASH FLOW FROM FINANCING ACTIVITIES		
- Issue of shares by SCI / subsidiaries	22	20
- Repayment of loans and interest	(8)	(599)
- Others (including dividend paid)	(2)	(388)
	12	(967)
NET OUTFLOW DURING THE PERIOD	(293) *	(587)
CASH AND CASH EQUIVALENTS AT END OF PERIOD	940	1,515

*Net outflow per cash flow statement	(293)
Adjusted for proceeds from divestment of SembLog assuming received in March 2006	793
Adjusted net cash inflow	500

15

SembCorp Industries

Group Borrowings

$M	Mar 31, 2006	Dec 31, 2005
PF loans	395	399
Long-term	524	546
Short-term	143	161
Gross	**1,062**	**1,106**
Less: Cash & FD	(942)	(1,231)
Net Debt / (Cash)	**120**	**(125)**
Net Cash (excl. PF*)	**(105)**	**(394)**
Net Gearing Ratio		
- include PF*	0.04	Net Cash
- exclude PF*	Net Cash	Net Cash

* PF - Non-recourse project financing

16

SembCorp Industries

Financial Indicators

	1Q06 (Annualised)	FY05
Before EI		
EPS (cents)	17.8	15.7
ROE (%)	14.3	14.2
ROTA (%)	6.4	5.2
After EI		
EPS (cents)	40.5	17.1
ROE (%)	29.9	15.3
ROTA (%)	11.4	6.1

Financial ratios improved

17

SembCorp Industries

Financial Indicators

	Mar 31, 2006	Dec 31, 2005
NAV per share ($)	1.44	1.14
NTA per share ($)	1.35	1.06
Interest Cover (times) - excl. EI	15	12
Interest Cover (times) - incl. EI	47	12

*PF - Non-recourse project financing

Maintaining healthy balance sheet

18


SembCorp
Industries

Group Outlook

- The Group's overall performance for 2006 is expected to be better than that of 2005.

19


SembCorp
Industries

Disclaimer

This presentation contains forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, availability and cost of fuel and materials, cost of capital and capital availability, competition from other companies and ventures for the sale and distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy, directives and changes. You are cautioned not to place undue reliance on these forward-looking statements, which are based on current view of management on future events and impact on the Group.

20


SembCorp
Industries
Thank You
SembCorp
Industries
21

SembCorp
Industries

APPENDIX

22


SembCorp
Industries
Group Orderbook
($M)
Note: Excludes long-term contracts
23

	As at Mar 31, 2006
Utilities (SMOE)	284
Marine	6,823
Enviro	626
Engineering & Construction	2,073
TOTAL	**9,806**

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SEMBCORP INDUSTRIES LTD
Company Registration No.	199802418D
Announcement submitted on behalf of	SEMBCORP INDUSTRIES LTD
Announcement is submitted with respect to *	SEMBCORP INDUSTRIES LTD
Announcement is submitted by *	Kwong Sook May
Designation *	Company Secretary
Date & Time of Broadcast	08-May-2006 17:15:13
Announcement No.	00035

>> Announcement Details

The details of the announcement start here ...

Announcement Title * Resignation of Dr Vichit Suraphongchai as Director

Description

Singapore, May 8, 2006

SembCorp Industries wishes to announce that Dr Vichit Suraphongchai has stepped down as a Director of the Company with effect from May, 8 2006.

Chairman and Directors of the Board wish to thank Dr Vichit Suraphongchai for his invaluable contribution to SembCorp Industries Group.

By Order of the Board

Ms Kwong Sook May
Company Secretary

Attachments: Total size = **0**
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